Exhibit 17.3

To: The Board of Directors, AmbiCom Holdings, Inc.

Gentlemen:

The undersigned, John Hwang, hereby tenders his resignation, effective October 27, 2016, as a member of the Board of Directors of AmbiCom Holdings, Inc., and as a member of the Board of Directors of each of its subsidiaries (each a "***Company***" and collectively, the "***Companies***"). The undersigned hereby further resigns, effective October 27, 2016, as the Chief Executive Officer and the Chief Financial Officer of the Companies. The undersigned hereby further agrees to execute and deliver any and all documents necessary to enable a Company to process my resignation with any corporate or relevant governmental authority to ensure a smooth transition to the new Chief Executive Officer of the Companies, at the expense of such Company.

Very truly yours,

John Hwang